Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File No. 333-88632

At the Company
Donna Kush	Dave Pleiss
Director, Corporate Communications	Director, Investor Relations
(402) 827-8931	(402) 597-5658
dkush@ameritrade.com	dpleiss@ameritrade.com

AMERITRADE REPORTS NEW ACCOUNTS AND
AVERAGE TRADES PER DAY FOR JULY

Omaha, Neb., August 9, 2002 – Ameritrade Holding Corporation (Nasdaq: AMTD) today reported continuing growth in its core online brokerage business by opening 24,000 new accounts* during July for a total of 1,934,000, with an average daily volume of 82,000 trades.

Keynote Results
The “Keynote Web Broker Trading Index” (www.keynote.com) shows the average response times and success rates for creating a standard stock-order transaction on selected online brokerage sites. According to the “Index,” Ameritrade, Inc.** achieved the best average time for transaction performance for the month of July. Ameritrade’s performance was nearly twice as fast as the “Index” average.

About Ameritrade Holding Corporation
Ameritrade Holding Corporation (www.amtd.com) is a pioneer in the online brokerage industry with a 27-year history of providing clients a self-directed approach to investment services. The award-winning Company, through its Private Client and Institutional Client divisions, provides tiered levels of brokerage products and services tailored to meet the varying investing, trading and execution needs of individual investors, financial institutions and corporations.

*Ameritrade reports “new” accounts upon client funding of an account.

-more-

Ameritrade / Page 2

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED IN THE ARROW STOCK HOLDING CORPORATION REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-88632) CONCERNING THE MERGER OF AMERITRADE HOLDING CORPORATION AND DATEK ONLINE HOLDINGS CORP. FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT CONTAINS IMPORTANT INFORMATION. INVESTORS MAY OBTAIN THIS DOCUMENT FOR FREE FROM THE COMMISSION’S WEB SITE AT OR FROM AMERITRADE BY CONTACTING ITS INVESTOR RELATIONS DEPARTMENT AT 402-331-7856.

**Ameritrade, Inc., member NASD/SIPC, is a subsidiary of Ameritrade Holding Corporation. Market volatility and volume may delay system access and trade executions.

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